Contact

www.linkedin.com/in/rune-andreas-skog-813221a4 (LinkedIn)

Rune Andreas Skog

CEO at Yellowsack & Yellowpay

San Francisco

Experience

Yellowpay

CEO

January 2022 - Present (7 months)

United States

Yellowpay develops a payment solution for the construction industry making it easy and effortless for vendors to get paid and contractors pay for material purchases.

Yellowsack

CEO and Founder

June 2018 - Present (4 years 2 months)

San Francisco Bay Area

Founder and CEO of the company Yellowsack, which sells and pick up dumpster bags, located in San Francisco, Los Angeles, Orange County and San Diego. To reduce the climate and environmental impact of the construction industry and make a cleaner world, we need simple and easy-to-use solutions for recycling of C&D debris.

Eventum Norge AS

COO

August 2014 - June 2018 (3 years 11 months)

COO and an early investor in Eventum, an online marketplace for meeting, conference and venue spaces in Norway(eventum.no) and New York (eventum.com). My focus was on implementation of processes for the daily operations, including the establishment of offices in Oslo and New York. Eventum is now a market leader within the event management space in Norway.

Thuja.no

CEO

January 2014 - December 2016 (3 years)

Oslo Area, Norway

I founded thuja.no in 2013, where I held the role as CEO. In only 2 years of operations I build the company to become Norway’s largest supplier of

thuja trees, selling 18 000 trees (15 semi-trailers) in its 5-month long season, through our own supply chain of trucks and gardeners. Thuja.no's success can be attributed to digitalizing the supply chain and marketing of plants in Norway, in an otherwise traditional and slow-moving market. Thuja.no was successfully sold in 2017.

EY
Senior Consultant
August 2011 - August 2014 (3 years 1 month)
Oslo Area, Norway

Senior Consultant in IT-Advisory at Ernst & Young. In the position I was responsible for public procurement and implementation of two large IT-systems for Helse Sør-Øst. My team and I successfully completed a public procurement and implemented a new medical records and ERP system for Helse Sør-Øst.

Steria Group
Consultant
August 2009 - August 2011 (2 years 1 month)
Oslo Area, Norway

Worked as consultant with focus on implementation of large network infrastructure.

Education

Norwegian University of Science and Technology (NTNU)
Master of Technology - MTech, Communication Technology, · (2004 - 2009)

University of California San Diego
One year exchange student, Economics